Mail Stop 4561

July 31, 2008

Peter H. Cheesbrough
Chief Financial Officer, Executive
    Vice President and Treasurer
CIBER, Inc.
5251 DTC Parkway, Suite 1400
Greenwood Village, CO 80111

> **Re:** **CIBER Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 001-13103**

Dear Mr. Cheesbrough:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 3

1.   You state in several sections of your annual report, including in a risk factor on page 11, that you rely on contracts with various government agencies. Please tell us why you have not provided a description of that portion of your business that

may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government. See Item 101(c)(1)(ix) of Regulation S-K.

2.   We note your statement in Note 16 to the financial statements that 12% of total revenues for 2007 was generated by various U.S. federal government agencies. Please confirm that no single contract or related contracts with a single government entity generated in excess of ten percent of your revenues during 2007. Further, it appears that you should expand your disclosure in the Business section regarding your State & Local Government Solutions segment to discuss the two customers that together comprised 32 percent of that segment's total revenues in 2007. See Item 101(c)(1)(vii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

3.   In future filings, if you do not have any reportable off-balance sheet arrangements, we suggest that you include an appropriate statement to this effect. Please see Exchange Act Rule 12b-13 in this regard.

Item 8. Financial Statements and Supplementary Data, page 34

Notes to Consolidated Financial Statements, page 40

Note 1. Summary of Significant Accounting Policies, page 40

(h) Goodwill and Other Intangible Assets, page 42

4.   We note that there was a significant decline in your market capitalization in fiscal year 2007 and in early 2008. It appears that this may be a triggering event which could require you to reassess your goodwill for impairment. Please tell us what consideration you gave to reassessing your goodwill as of December 31, 2007 and March 31, 2008. If you did not perform an impairment test, please explain why you did not perform this additional impairment analysis given the downward trend in the fair market value of your stock. To the extent that an impairment test was performed, tell us how you determined that no impairment existed. See paragraph 28 of SFAS 142.

Note 18. Selected Quarterly Financial Information (Unaudited), page 59

5.   Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K which requires you to present gross profit within selected quarterly financial data.

Item 9A. controls and Procedures, page 60

6.	We note that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed in the reports that you file or submit under the Securities Exchange Act of 1934 is recorded, summarized and reported within the time periods specified in SEC rules and forms. Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please confirm that in future filings you will provide a complete definition of the term disclosure controls and procedures that conforms to the rule whenever you include a definition of the term. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2008.

7.	Your management's annual report on internal control over financial reporting does not include a statement that the registered public accounting firm that audited the financial statements included in your annual report containing the disclosure required by Item 308 of Regulation S-K has issued an attestation report on your internal control over financial reporting, as required by Item 308(a)(4) of Regulation S-K. Please provide us with a representation that you will include this disclosure in future filings.

Exhibits 31.1 and 31.2

8.	You make several references in paragraphs 2, 3, and 4 of your certifications to your "annual report." We also note that in your 10-Q for the quarterly period ended March 31, 2008, you make several references in paragraphs 2, 3, and 4 of your certifications to your "quarterly report." The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please confirm that you will use the language specified in Item 601(b)(31) of Regulation S-K in future filings.

Definitive Proxy Statement Filed March 28, 2008

Compensation Discussion and Analysis, page 24

Elements of Executive Compensation, page 25

9.   We note that you have not provided a quantitative discussion of the terms of the
necessary targets to be achieved in order for your executive officers to earn their
cash bonus compensation. You should include a discussion of the specific items
of company performance used to determine bonus amounts. If you have omitted
this disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, you
must provide meaningful disclosure regarding the level of difficulty or likelihood
of achieving such undisclosed target levels. Please tell us how you will address
this in your future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant